EX-28.h.21

FEE WAIVER AGREEMENT

NVIT INTERNATIONAL EQUITY FUND

THIS FEE WAIVER AGREEMENT, effective as of May 1, 2014, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT International Equity Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA and the Trust had entered into an agreement for subadvisory services with respect to the Fund pursuant to which, as of May 31, 2013, NFA was legally obligated to pay a subadviser at a specific fee rate (“Old Subadvisory Fee Rate”); and

WHEREAS, NFA and the Trust have entered into a new agreement for subadvisory services to the Fund as of the date hereof which has the effect of reducing the fee rate NFA must pay to a subadviser (“New Subadvisory Fee Rate”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share a portion of such financial savings resulting from the implementation of a new subadvisory agreement with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver Amount:

1.1 Every month, NFA shall calculate the amount of subadvisory fee it would have been obligated to pay in respect of the Fund pursuant to the Old Subadvisory Fee Rate (“Old Subadvisory Fee Amount”), and NFA shall separately calculate the amount of subadvisory fee it is obligated to pay a subadviser in respect of the Fund pursuant to the New Subadvisory Fee Rate (“New Subadvisory Fee Amount”). The difference between the Old Subadvisory Fee Amount and the New Subadvisory Fee Amount shall be referred to herein as the “Savings Amount.”

1.2 NFA agrees each month to waive an amount of Advisory Fees equal to 50% of the Savings Amount in respect of the Fund. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2. Term and Termination of Agreement:

2.1 This Agreement shall continue in effect until the earlier to occur of either: (i) May 1, 2015, or (ii) any addition of a new subadviser to the Fund or termination of the Fund’s current subadviser, provided that any such addition or termination be approved by the Board of Trustees.

EX-28.h.21

3. Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Fund is subject or by which the Trust or Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

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